

# 3Dedge

## Diversified Dynamic Directional
## Fact Sheet - January 2026

## Diversified Dynamic Directional US Market Exposure

The HSBC 3D Edge Index ("3D Edge") is a next generation, rules-based asset allocation strategy that synthetically invests across US Large-Cap Equity Futures and US Treasury Bond Futures with the objective of delivering smooth and steady returns over time.



| | |
| --- | --- |
| — HSBC 3D Edge Index | — S&P 500 RC 5% Index |

**HSBC 3D Edge Index** — **4.50%** compound annual return

**S&P 500 RC 5% Index** — **3.03%** compound annual return

**Daily updated performance can be found at:**
**https://indices.gbm.hsbc.com/indices/HSIE3EDG**

Source: HSBC and Bloomberg. Data from 01/18/2005 to 1/30/2026. Past performance is no indication of future performance. Each of the 3D Edge Index, the Base Index and each Sub-Index was launched on December 24, 2024 and therefore has limited historical performance. See "Important Disclaimer Information – Use of Simulated Returns" in this document.



### Annualized Index Returns:
### Simulated & Historical (as of 1/30/2026)

| | |
| --- | --- |
| YTD | -0.12% |
| 1Y | 1.60% |
| 3Y | 3.35% |
| 5Y | 5.05% |
| 10Y | 4.82% |
| Full Period | 4.50% |
| Max Drawdown (Full Period) | -7.21% |
| Annualized Volatility | 4.60% |
| Bloomberg Ticker | HSIE3EDG |
| Index Live Date | 12/24/2024 |

### Key Features



**Diversified Assets**

Combines exposure to US equities and US bonds to seek an attractive level of return for a given level of risk.



**Dynamic Signals**

Measures market stress in US equity and US bond markets on a daily basis.



**Directional Exposure**

Can potentially generate positive performance whether US equities or US bonds prices are appreciating or depreciating.

ISSUER FREE WRITING PROSPECTUS
Pursuant to Rule 433
Registration Statement No. 333-277211
February 2, 2026

# How Does 3D Edge Work

**1**

**Start with a diversified balanced portfolio comprised of:**

40% US Large-Cap Equities
60% 10Y US Treasury Bonds

**2**

**On a daily basis, 3D Edge deploys signals to monitor market stress:**

US Large Cap Equities
  Price Momentum
  Short-Term Volatility

US 10Y Treasury Bonds
  Yield Momentum
  Adjusted Carry

**3**

**3D Edge will default to long exposure but can shift to short in either or both asset classes, assuming the following conditions are met:**

US Large Cap Equities
  Price Momentum = Negative
  Short-Term Volatility = Elevated

US 10Y Treasury Bonds
  Momentum = Positive
  Adjusted Carry = Negative

On a daily basis, the Index will seek to cap its volatility at 5%. On days where the underlying portfolio experiences volatility greater than 5%, the index will deallocate away from its underlying portfolio, leaving a portion of the Index un-invested.